                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*

                      American Medical Holdings, Inc.

                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                  027428101
                                (CUSIP Number)

                             William P. Bowden, Jr.
                              CS First Boston, Inc.
                               Park Avenue Plaza
                              55 East 52nd Street
                              New York, NY  10055
                                (212) 909-2000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 1, 1995

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1746(12-91)

                                SCHEDULE 13D
- -------------------
CUSIP No. 027428101
- -------------------

- ----------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CS First Boston Corporation       IRS ID #13-5659485
- ----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) [x]
                                                (b) [ ]
- ----------------------------------------------------------------
3.  SEC USE ONLY

- ----------------------------------------------------------------
4.  SOURCE OF FUNDS*

    N/A
- ----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

- ----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts
- ----------------------------------------------------------------
 NUMBER OF      7.  SOLE VOTING POWER
   SHARES           NONE
BENEFICIALLY    ------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
    EACH            NONE
 REPORTING      ------------------------------------------------
   PERSON       9.  SOLE DISPOSITIVE POWER
                    NONE
                ------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    NONE
                ------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
- ----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]
- ----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
- ----------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    BD, CO
- ----------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

- -------------------
CUSIP No. 027428101
- -------------------

- ------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CS First Boston Merchant Bank, Inc.        IRS ID #13-3569251
- ------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [x]
                                                         (b) [ ]
- ------------------------------------------------------------------
3.  SEC USE ONLY

- ------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    Not applicable
- ------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
- ------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -------------------------------------------------------------------
 NUMBER OF      7.  SOLE VOTING POWER
   SHARES           NONE
BENEFICIALLY    ---------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
    EACH            NONE
 REPORTING      ---------------------------------------------------
   PERSON       9.  SOLE DISPOSITIVE POWER
                    NONE
                ---------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    NONE
                ---------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
- -------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]
- -------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
- -------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    HC
- -------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
- -------------------
CUSIP No. 027428101
- -------------------

- ----------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MB L.P. I                           IRS ID #98-0114508
- ----------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) [x]
                                                (b) [ ]
- ----------------------------------------------------------------
3.  SEC USE ONLY

- ----------------------------------------------------------------
4.  SOURCE OF FUNDS*

    N/A
- ----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

- ----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- ----------------------------------------------------------------
 NUMBER OF      7.  SOLE VOTING POWER
   SHARES           NONE
BENEFICIALLY    ------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
    EACH            NONE
 REPORTING      ------------------------------------------------
   PERSON       9.  SOLE DISPOSITIVE POWER
                    NONE
                ------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    NONE
                ------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
- ----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]
- ----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
- ----------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
- ----------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
- -------------------
CUSIP No. 027428101
- -------------------

- ---------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1987 Merchant Investment Partnership   IRS ID #13-3386443
- ---------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                (a) [x]
                                                (b) [ ]
- ----------------------------------------------------------------
3.  SEC USE ONLY

- ----------------------------------------------------------------
4.  SOURCE OF FUNDS*

    N/A
- ----------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

- ----------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
- ----------------------------------------------------------------
 NUMBER OF      7.  SOLE VOTING POWER
   SHARES           NONE
BENEFICIALLY    ------------------------------------------------
  OWNED BY      8.  SHARED VOTING POWER
    EACH            NONE
 REPORTING      ------------------------------------------------
   PERSON       9.  SOLE DISPOSITIVE POWER
                    NONE
                ------------------------------------------------
                10. SHARED DISPOSITIVE POWER
                    NONE
                ------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
- ----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                          [ ]
- ----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
- ----------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
- ----------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6, dated March 7, 1995, amends the Amended and Restated
Schedule 13D previously filed by the Reporting Persons on October 18, 1994.

Item 5. Interest in Securities of the Issuer

On March 1, 1995, the Reporting Persons ceased to beneficially own any shares of Common Stock, par value $.01 per share (the "Common Stock"), of American Medical Holdings, Inc., a Delaware corporation ("AMI"). None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers and directors listed on
Schedule I hereto has effected any transaction in shares of AMI Common Stock in the past sixty days.

The response to Item 6 is hereby incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Agreement and Plan of Merger, dated as of October 10, 1994 (the "Merger Agreement"), among National Medical Enterprises, Inc. ("NME"), AMH Acquisition Co. ("Sub") and AMI, Sub was merged with and into AMI (the "Merger"), effective March 1, 1995. As a result of the Merger, AMI is a wholly owned subsidiary of NME and each outstanding share of AMI Common Stock has been converted into the right to receive 0.42 of a share of common stock, par value $0.075 per share, of NME and $19.00 in cash.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 7, 1995

                                         CS FIRST BOSTON, INC.


                                         By /s/ Agnes Reicke
                                            Name:  Agnes Reicke
                                            Title: Director and Secretary

                                 SCHEDULE I

              CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
                EXECUTIVE OFFICERS OF CS FIRST BOSTON, INC.
                        CS FIRST BOSTON CORPORATION;
                    CS FIRST BOSTON MERCHANT BANK, INC.;
                        CS FIRST BOSTON MB I, INC.;
                             MERCHANT GP, INC.
                                 CS HOLDING


         Except where indicated, each of the persons named below is a citizen of the United States of America. Unless otherwise indicated, for each person whose principal employment is with CSFBI, CSFBC, CSFBMB, FB Partner or MGP, the principal business and address of such person's employer is described under Item 2 above. None of the persons named in Parts A through E is a record owner of any shares of Common Stock.

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

A.   CS First Boston, Inc.

Directors
Rainer E. Gut                          Chairman of the Board
Chairman                               Credit Suisse
(Citizen of Switzerland)               Paradeplatz 8
                                       CH - 8021 Zurich, Switzerland
                                       (Swiss Bank)

John M. Hennessy                       CEO and Chairman of the
                                       Executive Board of CSFBI

Suliman S. Olayan                      Chairman and CEO
(Citizen of Saudi Arabia)              The Olayan Group
                                       505 Park Avenue
                                       New York, NY  10022
                                       (Holding Company)

Robert G. Schwartz                     Director
                                       Metropolitan Life Insurance Company
                                       200 Park Avenue, Suite 5700
                                       New York, NY  10166

George L. Shinn                        Retired
                                       c/o CSFBC
                                       Tower 49, 31st Floor
                                       New York, NY  10017

Josef Ackermann                        President
(Citizen of Switzerland)               Credit Suisse
                                       Paradeplatz 8
                                       CH - 8021 Zurich, Switzerland
                                       (Swiss Bank)

Hugo von der Crone                     Retired
(Citizen of Switzerland)               c/o Credit Suisse
                                       Werdmuhleplatz
                                       Uraniastrasse 4
                                       CH-8001 Zurich, Switzerland

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer


Robert L. Genillard                    Chairman of the Board
(Citizen of Switzerland)               Clariden Bank
                                       One Quai du Mont-Blanc
                                       1211 Geneva, Switzerland

Peter Kupfer                           President of the Executive Board
(Citizen of Switzerland)               Bank Leu, Ltd.
                                       Bahnhofstrasse 32
                                       CH - 8022 Zurich, Switzerland

Executive Board

John M. Hennessy                       CEO and Chairman of the
(Chairman)                             Executive Board of CSFBI

Allen D. Wheat                         President, Chief Operating Officer and
                                       Chairman of the Operating Committee of
                                       CSFBI and President and CEO of CSFBC

James G. Gantsoudes                    Managing Director of CSFBI and CSFBC

Robert E. Diamond, Jr.                 Vice Chairman of CSFBI and CSFBC

David C. Mulford                       Vice Chairman of CSFBI and CSFBC

Ruedi Stalder                          Chief Financial Officer of CSFBI
(Citizen of Switzerland)

Operating Committee

Allen D. Wheat                         President, Chief Operating Officer and
(Chairman)                             Chairman of the Operating Committee of
                                       CSFBI and President and CEO of CSFBC

Robert E. Diamond, Jr.                 Vice Chairman of CSFBI and CSFBC

Brady Dougan                           Co-head of Credit Suisse Financial
                                       Products and Managing Director of
                                       CSFBC
                                       1 Cabot Square
                                       London, England
                                       E14, 4QJ

John S. Harrison                       Managing Director of CSFBC

James G. Gantsoudes                    Managing Director of CSFBI and
                                       CSFBC

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Christopher Goekjian                   Co-head of Credit Suisse Financial
                                       Products
                                       1 Cabot Square
                                       London, England
                                       E14, 4QJ

Charles J. Murphy                      Managing Director of CSFBC

Robert M. Raziano                      Managing Director and Chief
                                       Administrative Officer of CSFBI and
                                       Chief Financial and Administrative
                                       Officer of CSFBC

Charles G. Ward III                    Managing Director of CSFBC

Executive Officers

John M. Hennessy                       CEO and Chairman of the
(CEO)                                  Executive Board of CSFBI

Allen D. Wheat                         President, Chief Operating Officer
(President and Chief                   and Chairman of the Operating
Operating Officer)                     Committee of CSFBI and President and
                                       CEO of CSFBC

David C. Mulford                       Vice Chairman of CSFBI and CSFBC
(Vice Chairman, Investment Banking)

Robert E. Diamond, Jr.                 Vice Chairman of CSFBI and CSFBC
(Vice Chairman, Fixed
Income and Foreign Exchange)

James G. Gantsoudes                    Managing Director of CSFBI and CSFBC
(Managing Director, Equities)

Ruedi Stalder                          Chief Financial Officer of CSFBI
(Chief Financial Officer)
(Citizen of Switzerland)

Anthony J. Cetta                       Managing Director and Tax Director
(Managing Director and                 Auditor of CSFBI
Director of Taxes)

Thomas J. Carroll                      Managing Director and International
(Managing Director and                 Auditor of CSFBI
International Auditor)

William P. Bowden, Jr.                 General Counsel of CSFBI and CSFBC
(General Counsel)

Robin A. Shelby                        Deputy General Counsel of CSFBI and
(Deputy General Counsel)               CSFBC

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer


Robert M. Raziano                      Managing Director and Chief
(Managing Director and                 Administrative Officer of CSFBI and
Chief Administrative Officer)          Chief Financial and Administrative
                                       Officer of CSFBC

Carlos Onis                            Managing Director and Controller of
(Managing Director and Controller)     CSFBI and CSFBC

Benjamin H. Cohen                      Managing Director and Treasurer of
(Managing Director and                 CSFBI and CSFBC
Treasurer)

Lewis H. Wirshba                       Assistant Treasurer of CSFBI and
(Director and Assistant Treasurer)     Treasurer of CSFBC

Agnes F. Reicke                        Secretary of CSFBI and CSFBC
(Secretary)
(Citizen of Switzerland)

Lori M. Russo                          Vice President and Assistant
(Assistant Secretary)                  Secretary of CSFBI and CSFBC

B.   CS First Boston Corporation

Directors

Ruedi Stalder                          Chief Financial Officer of CSFBI

John M. Hennessy                       CEO and Chairman of the Executive
(Chairman)                             Board of CSFBI

Allen D. Wheat                         President, Chief Operating Officer and
(President and Chief                   Chairman of the Operating Committee
Executive Officer)                     of CSFBI

Officers

Allen D. Wheat                         President, Chief Operating Officer and
(President and Chief                   Chairman of the Operating Committee
Executive Officer)                     of CSFBI

John M. Hennessy                       CEO and Chairman of the Executive
(Chairman)                             Board of CSFBI

David C. Mulford                       Vice Chairman, Investment Banking,
(Vice Chairman)                        of CSFBI

Robert E. Diamond, Jr.                 Vice Chairman, Fixed Income &
(Vice Chairman)                        Foreign Exchange, of CSFBI

Ken Miller                             Vice Chairman of CSFBC
(Vice Chairman)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Robert M. Baylis                       Vice Chairman of CSFBC
(Vice Chairman)

Robert M. Raziano                      Managing Director and Chief
(Chief Administrative Officer          Administrative Officer of CSFBI
and Chief Financial Officer)

Frank J. DeCongelio                    Managing Director of CSFBC
(Director of Operations)

William P. Bowden, Jr.                 General Counsel of CSFBI
(General Counsel)

Agnes F. Reicke                        Secretary of CSFBI and CSFBC
(Secretary)
(Citizen of Switzerland)

Lori M. Russo                          Vice President and Assistant
(Assistant Secretary)                  Secretary of CSFBI and CSFBC

Lewis H. Wirshba                       Assistant Treasurer of CSFBI
(Treasurer)

Carlos Onis                            Managing Director and Controller of
(Controller)                           CSFBI and CSFBC

Thomas A. DeGennaro                    Director of Taxes of CSFBC
(Director of Taxes)

Linda H. Hanauer                       Assistant Treasurer of CSFBC and
(Assistant Treasurer)                  Vice President and Treasurer of CSFBMB,
                                       FB Partner and MGP

Diane Manno                            Assistant Treasurer of CSFBC, CSFBMB,
(Assistant Treasurer)                  FB Partner and MGP

C.  CS First Boston Merchant Bank, Inc.

Directors

John M. Hennessy                       CEO and Chairman of the Executive
(Chairman)                             Board of CSFBI; President and
                                       Chairman of FB Partner and MGP

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Citizen of Switzerland)               President of FB Partner and MGP

David A. DeNunzio                      Vice President of FB Partner and MGP

Brian D. Finn                          Vice President of FB Partner and MGP

Joseph Huber                           Vice President of FB Partner and MGP

Mark Patterson                         Vice President of FB Partner and MGP

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Agnes F. Reicke                        Secretary of CSFBI and CSFBC and
(Secretary)                            Vice President and Secretary of
(Citizen of Switzerland)               FB Partner and MGP

Executive Officers

John M. Hennessy                       CEO and Chairman of the Executive
(President and Chairman)               Board of CSFBI; President and
                                       Chairman of FB Partner and MGP

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Vice President)                       President of FB Partner and MGP
(Citizen of Switzerland)

David A. DeNunzio                      Vice President of FB Partner and MGP
(Vice President)

Brian D. Finn                          Vice President of FB Partner and MGP
(Vice President)

Joseph Huber                           Vice President of FB Partner and MGP
(Vice President)

Mark Patterson                         Vice President of FB Partner and MGP
(Vice President)                       and Managing Director of CSFBC

Agnes F. Reicke                        Secretary of CSFBI and CSFBC and
(Vice President and Secretary)         Vice President and Secretary of
(Citizen of Switzerland)               FB Partner and MGP

Lori M. Russo                          Vice President and Assistant Secretary
(Assistant Secretary)                  of CSFBI and CSFBC and Assistant
                                       Secretary of FB Partner and MGP

Linda H. Hanauer                       Assistant Treasurer of CSFBC and
(Vice President and Treasurer)         Vice President and Treasurer of
                                       FB Partner and MGP

Carlos Onis                            Managing Director and Controller of
(Vice President and Controller)        CSFBI and CSFBC; Vice President and
                                       Controller of FB Partner and MGP

Nancy G. Forese                        Vice President of FB Partner and MGP
(Vice President)

Barbara Wentworth                      Vice President and Assistant Controller
(Vice President and Assistant          of FB Partner and MGP
Controller)

Thomas Zingalli                        Vice President and Assistant Controller
(Vice President and Assistant          of FB Partner and MGP
Controller)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Kenneth J. Lohson                      Vice President and Director of Taxes of
(Vice President and Director of        FB Partner and MGP
Taxes)

Diane Manno                            Assistant Treasurer of CSFBC,
(Assistant Treasurer)                  FB Partner and MGP

D.  CS First Boston MB I, Inc.

Directors

John M. Hennessy                       CEO and Chairman of the Executive
(Chairman)                             Board of CSFBI; President and
                                       Chairman of CSFBMB and MGP

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Citizen of Switzerland)               President of CSFBMB and MGP

David A. DeNunzio                      Vice President of CSFBMB and MGP

Brian D. Finn                          Vice President of CSFBMB and MGP

Joseph Huber                           Vice President of CSFBMB and MGP

Mark Patterson                         Vice President of CSFBMB and MGP

Agnes F. Reicke                        Secretary of CSFBI and CSFBC and Vice
(Secretary)                            President and Secretary of CSFBMB
(Citizen of Switzerland)               and MGP

Executive Officers

John M. Hennessy                       CEO and Chairman of the Executive
(President and Chairman)               Board of CSFBI; President and
                                       Chairman of CSFBMB and MGP

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Vice President)                       President of CSFBMB and MGP
(Citizen of Switzerland)

David A. DeNunzio                      Vice President of CSFBMB and MGP
(Vice President)

Brian D. Finn                          Vice President of CSFBMB and MGP
(Vice President)

Leland H. Goss                         Head of European Legal & Compliance
(Vice President)                       of CS First Boston Limited

Joseph Huber                           Vice President of CSFBMB and MGP
(Vice President)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Mark Patterson                         Vice President of CSFBMB and MGP
(Vice President)

Michael Prewer                         European Treasurer of CS First Boston
(Vice President)                       Limited
(Citizen of United Kingdom)

Agnes F. Reicke                        Secretary of CSFBI, CSFBC and Vice
(Vice President and Secretary)         President and Secretary of CSFBMB
(Citizen of Switzerland)               and MGP

Lori M. Russo                          Vice President and Assistant Secretary
(Assistant Secretary)                  of CSFBI and CSFBC and Assistant
                                       Secretary of CSFBMB and MGP

Linda H. Hanauer                       Assistant Treasurer of CSFBC and
(Vice President and Treasurer)         Vice President and Treasurer of CSFBMB
                                       and MGP

Carlos Onis                            Managing Director and Controller of
(Vice President and Controller)        CSFBI and CSFBC; Vice President and
                                       Controller of CSFBMB and MGP

Nancy G. Farese                        Vice President of CSFBMB and MGP
(Vice President)

Barbara Wentworth                      Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and MGP
Controller)

Thomas Zingalli                        Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and MGP
Controller)

Kenneth J. Lohsen                      Vice President and Director of Taxes of
(Vice President and Director of        CSFBMB and MGP
Taxes)

Diane Manno                            Assistant Treasurer of CSFBC, CSFBMB
(Assistant Treasurer)                  and MGP

E.  Merchant GP, Inc.

Directors

John M. Hennessy                       CEO and Chairman of the Executive
(President and Chairman)               Board of CSFBI; President and
                                       Chairman of CSFBMB and FB Partner

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Vice President)                       President of CSFBMB and FB Partner
(Citizen of Switzerland)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

David A. DeNunzio                      Vice President of CSFBMB and
                                       FB Partner

Brian D. Finn                          Vice President of CSFBMB and
                                       FB Partner

Joseph Huber                           Vice President of CSFBMB and
                                       FB Partner

Mark Patterson                         Vice President of CSFBMB and
                                       FB Partner

Agnes F. Reicke                        Secretary of CSFBI, CSFBC and
(Secretary)                            Vice President and Secretary of
(Citizen of Switzerland)               CSFBMB and FB Partner

Executive Officer

John M. Hennessy                       CEO and Chairman of the Executive
(President and Chairman)               Board of CSFBI; President and
                                       Chairman of CSFBMB and FB Partner

Ruedi Stalder                          Chief Financial Officer of CSFBI; Vice
(Vice President)                       President of CSFBMB and FB Partner
(Citizen of Switzerland)

David A. DeNunzio                      Vice President of CSFBMB and FB
(Vice President)                       Partner

Brian D. Finn                          Vice President of CSFBMB and FB
(Vice President)                       Partner

Joseph Huber                           Vice President of CSFBMB and FB
(Vice President)                       Partner

Mark Patterson                         Vice President of CSFBMB and FB
(Vice President)                       Partner

Agnes F. Reicke                        Secretary of CSFBI, CSFBC and Vice
(Vice President and Secretary)         President and Secretary of CSFBMB
(Citizen of Switzerland)               and FB Partner

Lori M. Russo                          Vice President and Assistant Secretary
(Assistant Secretary)                  of CSFBI and CSFBC and Assistant
                                       Secretary of CSFBMB and FB Partner

Linda H. Hanauer                       Assistant Treasurer of CSFBC and Vice
(Vice President and Treasurer)         President and Treasurer of CSFBMB and
                                       FB Partner

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Carlos Onis                            Manager Director and Controller of
(Vice President and Controller)        CSFBI and CSFBC; Vice President and
                                       Controller of CSFBMB and FB Partner

Nancy G. Farese                        Vice President of CSFBMB and FB Partner
(Vice President)

Barbara Wentworth                      Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and FB Partner
Controller)

Thomas Zingalli                        Vice President and Assistant Controller
(Vice President and Assistant          of CSFBMB and FB Partner
Controller)

Kenneth J. Lohsen                      Vice President and Director of Taxes of
(Vice President and Director of        CSFBMB and FB Partner
Taxes)

Diane Manno                            Assistant Treasurer of CSFBC, CSFBMB
(Assistant Treasurer)                  and FB Partner

F.  CS Holding

Directors

Rainer E. Gut                          Chairman of the Board
Chairman                               Credit Suisse
(Citizen of Switzerland)               Paradeplatz 8, P.O. Box 590
                                       CH - 8021 Zurich, Switzerland
                                       (Swiss Bank)

Helmut O. Maucher                      Chairman of the Board and CEO
(Citizen of Germany)                   Nestle Ltd.
                                       1800 Vevey, Switzerland

Dr. Ulrich Albers                      Partner
(Citizen of Switzerland)               Albers & Co.
                                       CH - 8022 Zurich, Switzerland
                                       (Textile products)

Dr. Thomas W. Bechtler                 Vice Chairman and CEO
(Citizen of Switzerland)               HESTA AG
                                       P.O. Box 1510
                                       8700 Kusnacht
                                       Switzerland

Henry C.M. Bodmer                      Chairman of the Board
(Citizen of Switzerland)               Abegg Holding Ltd.
                                       Bahnhofstrasse 30
                                       CH - 8001 Zurich, Switzerland
                                       (Holding Company)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Ulrich Bremi                           Chairman of the Board
(Citizen of Switzerland)               Swiss Reinsurance Company
                                       Mythenqual 50/60
                                       CH - 8022 Zurich, Switzerland

Dr. Kasper V. Cassani                  Member of the Board of Directors
(Citizen of Switzerland)               EMEA Corp., New York
                                       IBM Schweiz/P.O. Box
                                       CH - 8022 Zurich, Switzerland

Jean-Daniel Cornaz                     Chairman of the Board and CEO
(Citizen of Switzerland)               Vetropack Holding Ltd.
                                       8180 Bulach, Switzerland
                                       (Glass, packaging industry)

Gianfranco Cotti                       Chairman of the Board
(Citizen of Switzerland)               Swiss Volksbank
                                       Weltpostsrasse 5
                                       CH - 3015 Berne, Switzerland

Prof. Dr. h.c. Arthur Dunkel           Boulevard du Theatre 6-4
(Citizen of Switzerland)               1204 Geneva
                                       Switzerland

Robert L. Genillard                    Chairman of the Board
(Citizen of Switzerland)               Clariden Bank
                                       One Quai du Mont-Blanc
                                       1211 Geneva, Switzerland

Dr. Adolf Gugler                       Chairman of the Board of Directors
(Citizen of Switzerland)               Elektrowatt AG
                                       P.O. Box
                                       8022 Zurich
                                       Switzerland

                                       8645 Jona, Switzerland

Heini Lippuner                         President and COO
(Citizen of Switzerland)               Ciba
                                       4002 Basle, Switzerland

Otto Leopfe                            CEO
(Citizen of Switzerland)               Swissair Group
                                       8058 Zurich-Airport, Switzerland

Erich Muller                           Member of the Executive Board
(Citizen of Switzerland)               Sulzer Brothers Ltd.
                                       8401 Winterthur, Switzerland
                                       (Machinery)

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

David de Pury                          Co-Chairman
(Citizen of Switzerland)               ABB Asea Brown Boveri AG
                                       P.O. Box 8131
                                       CH - 8050 Zurich, Switzerland
                                       (Holding Company)

Thomas Schmidheiny                     Chairman of the Board
(Citizen of Switzerland)               Holderbank Financiere Glarus Ltd.
                                       Zurcherstrasse 170
                                       8645 Jona, Switzerland

Ernst Schneider                        Chairman of the Board
(Citizen of Switzerland)               Bank Leu, Ltd.
                                       P.O. Box
                                       8022 Zurich, Switzerland

Vreni Spoerry                          National Councillor
(Citizen of Switzerland)               Claridenstrasse 3
                                       8810 Horgen, Switzerland

Theodor M. Tschopp                     CEO
(Citizen of Switzerland)               Alusuisse-Lonza Holding Ltd.
                                       Feldeggstrasse 4
                                       CH - 8034 Zurich, Switzerland

Lodewijk C. van Wachem                 Chairman
(Citizen of The Netherlands)           Royal Dutch Petroleum Company
                                       30, Carel van Bylandtlaan
                                       2596 HR Den Haag
                                       The Netherlands

Executive Officers

Rainer E. Gut                          Chairman of the Board
(President and Chairman                Credit Suisse
 of the Board)                         Paradeplatz 8, P.O. Box 590
(Citizen of Switzerland)               CH - 8021 Zurich, Switzerland
                                       (Swiss Bank)

Josef Ackermann                        President of the Executive Board
(Member of the Executive               Credit Suisse
Board)                                 Paradeplatz 8, P.O. Box 590
(Citizen of Switzerland)               CH - 8070 Zurich, Switzerland
                                       (Swiss Bank)

Oskar K. Ronner                        President and CEO
(Member of the Executive               Electrowatt Ltd.
Board)                                 P.O. Box
(Citizen of Switzerland)               CH - 8022 Zurich, Switzerland

                                       Principal Occupation or
                                       Employment; Business Address;
Name                                   and Principal Business of Employer

Allen D. Wheat                         President, Chief Operating Officer and
(Member of the Executive Board)        Chairman of the Operating Committee
                                       of CSFBI and President and CEO of
                                       CSFBC

Peter Kuepfer                          President of the Executive Board
(Member of the Executive Board)        Bank Leu, Ltd.
(Citizen of Switzerland)               Bahnhofstrasse 32, P.O. Box
                                       CH - 8022 Zurich, Switzerland

Ruedi Stalder                          Chief Financial Officer of CSFBI
(Member of the Executive Board)
(Citizen of Switzerland)

Kurt Widmer                            President of the Executive Board
(Member of the Executive Board)        Swiss Volksbank
(Citizen of Switzerland)               Bahnhofstrasse 53
                                       CH - 8021 Zurich, Switzerland

Phillip M. Colebatch                   Member of the Executive Board, Chief
(Member of the Executive               Financial and Chief Administrative
Board)                                 Officer
(Citizen of Australia)                 CS Holding
                                       Nuschelerstrasse 1
                                       CH - 8021 Zurich, Switzerland